UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2019

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

CAMTEK LTD.

This amendment on Form 6-K/A amends the Form 6-K furnished to the Securities and Exchange Commission on April 23, 2019, wherein Camtek Ltd. ("we", "us" or the "Company") filed its Proxy Statement in connection with the Annual General Meeting of Shareholders (the "Meeting"), scheduled to take place on June 3, 2019.

Attached as Exhibit A to this Form 6-K/A and incorporated by reference herein is an amended Proxy Statement (the "Amended Proxy Statement") intended to replace the original Proxy Statement, in order provide some clarifications with respect to the voting process, which includes an option for voting by telephone or over the internet (if applicable, in accordance with the instructions on the voting instruction form).

Other than the aforementioned clarification, all other information included in the original Proxy Statement, its Exhibits and Proxy Card filed with it, remain unchanged under the Amended Proxy Statement.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant)

	By:	/s/ Moshe Eisenberg
Moshe Eisenberg,
Dated: May 16, 2019		Chief Financial Officer

CAMTEK LTD.

___________________________________________

NOTICE OF AN ANNUAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD ON JUNE 3, 2019

Dear Shareholder,

You are cordially invited to attend, and notice is hereby given of, an Annual General Meeting of Shareholders of Camtek Ltd. (the "Company"), to be held at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel (the “Company’s Office”), on Monday, June 3, 2019 at 6:00 PM (Israel time) (the "Meeting") for the following purposes:

1.
To approve agreements signed on February 11, 2019 between the Company and Chroma ATE Inc., a public company traded on the Taiwan Stock Exchange (TWSE) (“Chroma”), as further detailed in this Proxy Statement: (a) a private placement of 1,700,000 of the Company’s ordinary shares, nominal value NIS 0.01 each (“Ordinary Shares”), pursuant to the terms of a share purchase agreement signed between the Company and Chroma; (b) a technological cooperation agreement signed between the Company and Chroma; and (c) an amended and restated registration rights agreement signed between Chroma, the Company and Priortech Ltd., the Company’s controlling shareholder (“Priortech”); and in connection with the above-mentioned transaction with Chroma, to also approve: (i) the appointment of two (2) Chroma nominees to the Company's Board of Directors; and (ii) the appointment of Mr. Rafi Amit as Chairman of the Board of Directors, while continuing to assume CEO's responsibilities.

2.	To re-elect Messrs. Rafi Amit, Yotam Stern, Eran Bendoly, Moty Ben-Arie and Chezy Ofir to serve on the Board of Directors of the Company;

3.	To approve certain amendments to the Company’s Compensation Policy; and

4.
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor for the fiscal year ending December 31, 2019 and until the 2020 annual general meeting of shareholders, and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditor, at the Audit Committee’s recommendation, in accordance with the volume and nature of its services.

At the Meeting, you will also have an opportunity to receive and consider the auditors' report and the audited consolidated financial statements of the Company for the year ended December 31, 2018; this item will not involve a vote of the shareholders.

Should changes be made to the agenda for the Meeting after the publication of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be furnished to the Securities and Exchange Commission (the "SEC") on Form 6-K and filed with the Israeli Securities Authority.

Only shareholders of record at the close of business day on Monday, April 29, 2019, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to vote at the Meeting and any postponements or adjournments thereof. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States, or you may otherwise vote by telephone or over the internet in accordance with the instructions on your voting instruction form (if you hold your shares in street name and the applicable voting instruction form sent to you allows this). Shareholders whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. ("TASE"), should deliver or mail (via registered mail) their completed proxy to the Company’s Office, attention: CFO, together with an ownership certificate confirming his or her share ownership as of the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she holds their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requests. Such a request must be made for a particular securities account, in advance. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six (6) hours before the time set for the Meeting (i.e., 12:00 PM Israel time on Monday, June 3, 2019). If applicable, you should request instructions about electronic voting from the TASE member through which you hold your shares.

Execution and return of your proxy will not deprive you of your right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s Shareholders Register will be entitled to vote at the Meeting. If such joint owner does not vote, the joint owner whose name appears thereafter may vote, and so forth for multiple owners.

A proxy will be effective only if it is received at the Company’s Office no later than twenty four (24) hours prior to the time of the Meeting (i.e. 6:00 PM Israel time on Sunday, June 2, 2019), or – in the case of shareholders voting electronically (as described above) - no later than six (6) hours prior to the time of the Meeting.

By Order of the Board of Directors,

__________________

MOTY BEN-ARIE

Chairman of the Board of Directors

May 16, 2019

- ii -

PROXY STATEMENT

CAMTEK LTD.

________________

AN ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 3, 2019

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels ("NIS") 0.01 nominal (par) value per share (the "Shares"), of Camtek Ltd. ("we", "Camtek" or the "Company") in connection with the solicitation by the Board of Directors of the Company (the "Board" or "Board of Directors") of proxies for use at the Company's Annual General Meeting of Shareholders, or at any postponement or adjournment thereof  (the "Meeting").

PURPOSE OF THE ANNUAL GENERAL MEETING

The Annual General Meeting will be held on Monday, June 3, 2019, at 6:00 PM (Israel time), at the Company's offices, Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, for the following purposes:

1.
To approve agreements signed on February 11, 2019 between the Company and Chroma, as further detailed in this Proxy Statement, including the following: (a) a private placement of 1,700,000 Ordinary Shares, pursuant to the terms of a share purchase agreement signed between the Company and Chroma; (b) a technological cooperation agreement signed between the Company and Chroma; and (c) an amended and restated registration rights agreement signed between Chroma, the Company and Priortech; and in connection with the above-mentioned transaction with Chroma, to also approve: (i) the appointment of two (2) Chroma nominees to the Company's Board of Directors; and (ii) the appointment of Mr. Rafi Amit as Chairman of the Board of Directors, while continuing to assume CEO's responsibilities.

2.	To re-elect Messrs. Rafi Amit, Yotam Stern, Eran Bendoly, Moty Ben-Arie and Chezy Ofir to serve on the Board of Directors of the Company;

3.	To approve certain amendments to the Company’s Compensation Policy; and

4.
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor for the fiscal year ending December 31, 2019 and until the 2020 annual general meeting of shareholders, and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditor, at the Audit Committee’s recommendation, in accordance with the volume and nature of its services.

At the Meeting, you will also have an opportunity to receive and consider the auditors' report and the audited consolidated financial statements of the Company for the year ended December 31, 2018; this item will not involve a vote of the shareholders.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Shares at the close of business on Monday, April 29, 2019, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. At such time, each issued and outstanding Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Alternatively, you may vote by telephone or over the internet in accordance with the instructions on your voting instruction form (if you hold your shares in street name and the applicable voting instruction form sent to you allows this).

If specified by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted "FOR" any such proposal, and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "FOR" nor "AGAINST" the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

Shareholders whose Shares are registered with a member of TASE, should hand-deliver or mail (via registered mail) their completed proxy to the Company’s Office, attention: CFO, together with an ownership certificate confirming his or her share ownership as of the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she holds their Shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requests. Such a request must be made for a particular securities account, in advance. Alternatively, shareholders who hold Shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to six (6) hours before the time set for the Meeting (i.e., 12:00 PM Israel time on Monday, June 3, 2019). If applicable, you should request instructions about electronic voting from the TASE member through which you hold your Shares.

A proxy will be effective only if it is received at the Company’s Office no later than twenty four (24) hours prior to the time of the Meeting (i.e. 6:00 PM Israel time on Sunday, June 2, 2019), or – in the case of shareholders voting electronically (as described above) - no later than six (6) hours prior to the time of the Meeting.

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting at a later date; or (iii) voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting will not be revoked.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company chiefly by mail, telephone or email (in accordance with preference specified by the applicable shareholder) however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation for such solicitation, may solicit proxies by other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

QUORUM

The presence of two (2) or more shareholders, present in person, by proxy, by proxy card or by electronic voting, and holding together Shares conferring in the aggregate at least twenty five percent (25%) of the voting rights of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to June 10, 2019, at the same time and place. At such adjourned meeting, if a quorum is not present within half an hour from the time appointed for the Meeting, the Meeting will take place regardless of whether a quorum is present.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of April 16, 2019, regarding: (i) persons or entities known to the Company to beneficially own more than five percent (5%) of the Company’s issued and outstanding Shares; (ii) each "office holder"1, as such term is defined in the Israeli Companies Law, 5759-1999 (the "Companies Law") of the Company (the "Office Holders") known to the Company to beneficially own more than 1% of the Company's issued and outstanding Shares; and (iii) all Office Holders of the Company as a group.

The information contained in the table below has been obtained from the Company’s records or from information furnished by an individual or entity to the Company or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Shares listed below have sole investment and voting power with respect to such Shares.

The shareholders listed below do not have voting rights that are different from any of our other shareholders.

1 The term "Office Holder" as defined in the Companies Law includes a director, the chief executive officer, an executive vice president, a vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title and any manager who is directly subordinated to the chief executive officer.

The "Number of Shares Beneficially Owned" in the table below include Shares that may be acquired by an individual or group upon the exercise of options that are either currently exercisable or will become exercisable within sixty (60) days after April 16, 2019. The Shares that may be issued under these options are deemed to be outstanding for purpose of determining the percentage of ownership of such individual or group, but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other individual or group shown in the table.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Shares Beneficially Owned(2)
Priortech Ltd. (3)	15,277,695	41.82%
Rafi Amit(4)	6,722	0.02%
Yotam Stern(5)	104,445	0.29%
Yelin Lapidot Holdings Management Ltd. ("Yelin Lapidot") (6)	1,961,695	5.37%
Office Holders as a group (10 persons)(7)	123,178	0.34%

(1)	The total number of options held by the persons included in the above table that are currently exercisable or exercisable within 60 days as of April 16, 2019, is 18,493.

(2)	Based upon 36,544,512 Shares issued and outstanding after April 16, 2019.

(3)
Priortech, our controlling shareholder, is an Israeli public company traded on TASE. As of April 16, 2019, Mr. Rafi Amit, our Chief Executive Officer and director, holds 10.25% of Priortech’s issued and outstanding share capital, and Mr. Yotam Stern, our director, holds 9.33% of Priortech's issued and outstanding share capital. As a result of a voting agreement relating to 31.09% of Priortech’s voting equity, governing inter-alia joint voting at Priortech's general meetings of shareholders and the right of first refusal among themselves, and due to the fact that there are no other shareholders holding more than 50% of the voting equity in Priortech, Messrs. Rafi Amit, Yotam Stern, David Kishon, Zehava Wineberg and Hanoch Feldstien and the estates of Itzhak Krell (deceased) and Haim Langmas (deceased), may be deemed to control Priortech.

(4)
Mr. Amit does not directly own any of our Shares. In addition, as Mr. Amit may be deemed to control Priortech (see footnote 3), he may also be deemed to beneficially own the Shares of the Company held by Priortech. Mr. Amit disclaims such beneficial ownership of such Shares.

(5)
Mr. Stern directly owns 104,445 of our Shares. In addition, as Mr. Stern may be deemed to control Priortech (see footnote 3), he may also be deemed to beneficially own the Shares of the Company held by Priortech. Mr. Stern disclaims such beneficial ownership of such Shares.

(6)
Based on the Schedule 13G filed by Yelin Lapidot, Yair Lapidot and Dov Yelin on February 6, 2019, which presented ownership as of December 31, 2018 The 1,961,695 Ordinary Shares reported under such Schedule 13G by Yelin Lapidot are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. (473,240 Ordinary Shares) and mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (1,488,455 Ordinary Shares), each a wholly owned subsidiary of Yelin Lapidot (the "Yelin Lapidot Subsidiaries"). Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot. The Yelin Lapidot Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the Company's Ordinary Shares is held for the benefit of the members of the provident funds or mutual funds, as the case may be. Each of Messrs. Yelin and Lapidot, Yelin Lapidot, and the Yelin Lapidot Subsidiaries disclaim beneficial ownership of the Ordinary Shares covered by the abovementioned Schedule 13G. Yelin Lapidot's principle address is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(7)
Our office holders as a group directly own 107,375 of our Shares (and 18,493 options and RSUs which have vested or will vest within 60 days after April 16, 2019). Each of our office holders, other than Messrs. Amit and Stern (including their beneficial interest in Shares owned by Priortech), beneficially owns less than 1% of our outstanding Shares (including options held by each such person which have vested or will vest within 60 days as of April 16, 2019) and have therefore not been listed separately.

For information relating to the compensation of our five (5) most highly compensated Office Holders with respect to the year ended December 31, 2018, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Individual Compensation of Covered Office Holders" in our annual report for 2018, which was filed on Form 20-F with the SEC on March 25, 2019 (File No. 000-30664).

ITEM 1

TRANSACTION WITH CHROMA

A. General

The Company continuously explores opportunities that may allow it to improve its position in the market it serves and expand its businesses, in order to increase its shareholders’ value. Accordingly, on February 11, 2019, the Company entered into definitive agreements, according to which, among others, new Ordinary Shares will be issued to Chroma by the Company. Chroma is a Taiwanese company, publically traded on the Taiwan Stock Exchange (TWSE), which engages in the supply of precision test and measurement instrumentation, automated test systems, intelligent manufacturing systems and test & automation turnkey solutions. Chroma serves the following markets: electric vehicle, LED, PV, green battery, semiconductor, photonics, flat panel display, video and color, power electronics, passive component, electrical safety, thermoelectric, automated optical inspection, intelligent manufacturing system for Information and Communication Technology (“ICT”), clean technology, and smart factory industries.

Simultaneously with such issuance, Chroma will be acquiring Ordinary Shares from Priortech and will sign a shareholders’ agreement between Priortech and Chroma according to which Priortech and Chroma will vote together in the Company's shareholder meetings. According to the shareholders’ agreement, as of the closing of the transaction, the parties to the shareholders’ agreement will vote their shares to provide for the Board of Directors of the Company to consist of seven directors, such that in addition to the two currently serving external directors, two members will be Chroma’s nominees and three will be Priortech’s nominees.

The total cash consideration to be received from Chroma by both the Company and Priortech together amounts to $74.3 million, and is calculated based on a share-price of $9.50 per Ordinary Share, which reflects a 29% premium on the Ordinary Share's closing price on February 8, 2019. After the closing of the simultaneous agreements comprising the transaction, Chroma will hold approximately 20.5%, while Priortech will hold approximately 24%, of the total issued and outstanding shares of the Company.

In addition to the investment, the Company and Chroma entered into a technological cooperation agreement, as detailed below. The transaction is expected to close by the end of the second quarter of 2019, subject to the closing conditions referred to below.

The Company believes that the agreements signed by the Company with Chroma, and the transaction detailed herein as a whole, are of strategic importance for the Company, whereby the Company is gaining an important and valuable shareholder that will enable it to strengthen its presence in Asia in general, and in Taiwan in particular. In addition, the transaction will enable the Company to benefit from Chroma's technological capabilities beyond the traditional semiconductor markets, while allowing collaboration and mutual development. The consideration to be received by the Company will also strengthen the balance sheet by increasing the Company’s cash reserves on favorable terms.

B. The Transaction Documents

The Company, Chroma and Priortech entered into the following agreements, which, together with the additional agreements referred to under (d) and (e) below, collectively comprise the transaction (the “Transaction”):

(a)
Share Purchase Agreement by and between the Company and Chroma (the “SPA”), pursuant to which the Company shall issue to Chroma 1,700,000 Ordinary Shares (the “Purchase Shares”), representing approximately 4.5% of the Company’s issued and outstanding share capital, in consideration for $16,150,000 (the “SPA Purchase Price”).

(b)
Technological Cooperation Agreement by and between the Company and Chroma (the “TCA”), pursuant to which, inter alia, the Company shall grant Chroma a license for an application under the Company’s triangulation technology platform in order to design, develop, productize, commercialize and manufacture certain agreed upon products for non-semiconductors applications, and the parties will cooperate in potential projects for the semiconductors market based on synergies between their inspection and metrology technologies. Additionally, Chroma will, in the future, build inspection machines based on the Company’s technology in order to address certain market niches, in which the Company does not participate actively, for distribution in Taiwan and the People’s Republic of China.

(c)
Second Amended and Restated Registration Rights Agreement by and between the Company, Priortech and Chroma (the “RRA”), which shall replace the current amended and restated registration rights agreement.

Additionally – Priortech and Chroma entered into the following agreements between them:

(d)
Share Transfer Agreement by and between Priortech and Chroma (the “STA”), pursuant to which Priortech shall sell to Chroma 6,117,440 Shares (the “Sale Shares”) representing approximately 16% of the Company’s issued and outstanding share capital, in consideration for $58,115,680 (the “STA Purchase Price") .

(e)
Shareholders Rights Agreement by and between Priortech and Chroma (the “SHA”), regulating the relationship between Priortech and Chroma as joint controlling shareholders of the Company. In the SHA, it was agreed, that Priortech and Chroma will vote their Shares in accordance with the majority vote between them, except in the following four issues which shall require the approval of both parties: (a) amendments to the Company’s articles of association; (b) appointment of the Company’s auditor; (c) liquidation of the Company; and (d) an interested party transaction, other than a transaction concerning matters relating to the compensation of executives and directors of the Company, with respect to which the parties agreed to vote their Shares in accordance with the recommendations of the Company’s Compensation Committee.

In addition, the parties agreed to use their voting and controlling power in order to have the members of the Board be nominated in accordance with the following mechanism:

1.
(a) as long as Priortech holds at least 20% of the Company’s issued and outstanding share capital on an as-issued basis, it shall be entitled to nominate three (3) directors; (b) if such holdings are reduced to less than 20% but at least 15%, it shall be entitled to nominate two (2) directors; (c) if such holdings are reduced to less than 15% but at least 10%, it shall be entitled to nominate one (1) director; and (d) if such holdings are reduced to less than 10%, it shall not be entitled to nominate any directors;

2.
(a) as long as Chroma holds more than 15% of the Company’s issued and outstanding share capital on an as-issued basis, it shall be entitled to nominate two (2) directors; (b) if such holdings are reduced to less than 15% but at least 10%, it shall be entitled to nominate one (1) director; and (c) if such holdings are reduced to less than 10%, it shall not be entitled to nominate any directors; and

3.	the board shall be comprised of at least two (2) external directors, which shall serve in accordance with the provisions of the Companies Law.

It was further agreed that as long as the SHA is effective, unless Priortech’s holding of the total issued and outstanding shares of the Company on an as-issued basis falls below 20% for a period of over 60 consecutive calendar days, Chroma shall be subject to a maximum holding of 20.5% of the total issued and outstanding shares of the Company on an as-issued basis; and, the parties shall not jointly hold more than 45% of the total issued and outstanding shares of the Company on an as-issued basis.

It was also agreed, that the sale by a party of 5% or more of the total issued and outstanding shares of the Company on an as-issued basis, other than in the course of ordinary trade in the market, shall be subject to the other party’s right of first offer. A sale to a competitor shall require a prior written consent from the non-selling party for such sale. The parties agreed to a lock-up/no-sale period of two (2) years following the closing of the STA. The right of first offer, lock-up and assignment upon sale of Shares shall not apply in the event of an M&A transaction.

The SHA shall be terminated in its entirety at such time when either Priortech or Chroma holds less than 5% of the Company’s issued and outstanding share capital on an as-issued basis, for a period of 60 consecutive calendar days.

Our Audit Committee and Board have unanimously approved the Transaction and the entry into and the execution of the SPA, TCA and RRA (together, the “Transaction Documents”), as applicable.

Approval of the Transaction is now being sought from the Company's shareholders.

C. Key terms of the Transaction Documents

Share Purchase Agreement

Upon closing of the SPA, the Company will issue the Purchase Shares in exchange for the SPA Purchase Price. The following description of the SPA is qualified in its entirety by reference to the SPA which was attached as an exhibit to the Company's annual report for the year 2018, filed on Form 20-F on March 25, 2019.

The closing of the SPA (the “SPA Closing”) is subject to certain conditions, including: (i) the closing of the remaining Transaction Documents; (ii) receipt by the Company of the SPA Purchase Price; (iii) receipt of the Company’s shareholders’ approval; (iv) receipt by the Company and Chroma of governmental and regulatory approvals, including the approval by the Committee on Foreign Investment in the United States (“CFIUS Approval”), approval by the Taiwan Overseas Foreign Investment Commission (MOEAIC), and consent from the Central Bank of the Republic of China for the foreign exchange transactions necessary to convert New Taiwan Dollars into United States Dollars for payment of the SPA Purchase Price; (v) the absence of a Material Adverse Effect (as defined in the SPA) within the period between the signing of the SPA and the SPA Closing; and (vi) the appointment of two members nominated by Chroma to the Company’s Board. As a result of these approvals, we cannot assure you that we will not be required to amend the Transaction Documents in order to meet regulatory concerns or that the SPA Closing will not be materially delayed. Should we be required to make material amendments to the Transaction Documents, we shall seek shareholder approval with respect thereto.

The SPA contains a number of representations and warranties. Company’s representations and warranties shall generally survive for a period of 18 months after the signing of the SPA, except for certain fundamental representations and warranties which shall survive for a period of four years after the signing of the SPA.

The SPA contains certain covenants made by the Company, including, inter alia, (i) covenants relating to the transaction being a private placement exempt from registration under the Securities Act of 1933; (ii) an obligation not to perform, between the signing of the SPA and the SPA Closing, any action that would reasonably be expected to result in the dilution of Chroma’s holdings in the Company by more than 10%; provided that the grant of employee options in an amount of up to 2.5% of the Company’s total issued and outstanding share capital shall not require Chroma’s consent; and (iii) the appointment of two members nominated by Chroma to the Company’s Board, who shall receive the same indemnification rights as received by all other directors of the Company.

The parties are mutually obligated to indemnify each other against any liabilities, excluding indirect damages, resulting from or arising out of a breach of any representation or warranty of the indemnifying party under the SPA. However, the indemnifying party shall have no liability with respect to (i) losses in excess of the SPA Purchase Price, and (ii) losses related to a breach of representations or warranties under the SPA, if the indemnified party had knowledge of such breach prior to the SPA Closing. Additionally, no claims by Chroma against the Company shall be asserted unless the aggregate amount of losses exceeds $1,000,000.

Until the SPA Closing, termination shall be either: (A) mutually agreed by the parties; (B) by either party, if: (i) any governmental authority shall have issued any order or legal restraint that prohibits the consummation of the Transaction; (ii) the SPA Closing shall not have occurred by June 30, 2019 (or 30 days thereafter, if on account that only CFIUS Approval has not been obtained); or (iii) under circumstances of a material breach of any representation or warranty or failure to perform in any material respect any agreement under the SPA which causes certain closing conditions not to be met; (C) by the Company, (i) if, under certain conditions, Chroma fails to consummate the SPA Closing, or (ii) under certain dilutive events of Chroma's holdings in the Company by more than 10%, subject to payment of a termination fee in a sum representing 2% of the SPA Purchase Price.

Technological Cooperation Agreement

The Company will grant Chroma a royalty bearing license under Company’s certain triangulation technology, in order to design, develop, productize, commercialize and manufacture certain agreed upon products for non-semiconductor applications. Additionally, Chroma will, in the future, build inspection machines based on the Company’s technology in order to address certain market niches, in which the Company does not participate actively, for distribution in Taiwan and the People’s Republic of China. And, the parties expressed their mutual interest in exploring potential projects based on the synergies of their current and future technologies.

In consideration for the license grant, Chroma shall pay the Company an agreed upon royalty-amount for each sensor integrated into a system sold by Chroma; The parties agreed upon a certain threshold, regarding the royalties payable with respect to each system and a cap expressed as percentage of net sales generated from the sale of the entire system and other customary restrictions. Chroma will also contribute a certain amount towards the Company’s expected costs and expenses concerning the applicable transfer of the licensed technology.

As of the TCA's effective date and for a period of 24 months thereafter (the “Restricted Period”), the Company will not grant to any third party an exclusive license to certain triangulation technology licensed under the TCA and/or to the Camtek foreground IP relating to this technology.

During the term of the TCA, in the event that Chroma identifies additional non-semiconductors application(s) with respect to which the use of the licensed technology and/or the Camtek Foreground IP may create significant value when practiced, and Chroma seeks to pursue the commercialization of such potential application(s) under a license from the Company, then the Company will enter into an addendum to the TCA and grant such additional (non-exclusive) license to Chroma. Certain restrictions apply with respect to the fields in which such additional licenses may be granted.

As of the end of the Restricted Period and for a period of eight years thereafter, in the event that the Company seeks to grant a third party an exclusive license under the licensed technology and/or the Camtek Foreground IP (as such term is defined in the TCA), the Company will notify Chroma of the offered rights in advance. Chroma shall have 30 days from such notice to respond to the Company whether it desires to be granted with such license and the parties will discuss the commercial terms in order to effect such license.

Chroma undertook that during the term of the TCA and for a certain period following its termination, it will not engage in the design, development, manufacture, assembly, distribution, marketing and/or sale of any systems, products, services and/or devices in the semiconductor field and/or practice and/or exploit any white light triangulation technology other than the licensed technology.

At a future date to be agreed upon by the parties, the Company will grant Chroma rights to manufacture and assemble Inspection machine-based on the Company’s technology for distribution, marketing and sale solely in Taiwan, the People’s Republic of China and other jurisdictions the parties may agree upon, subject to certain commitments by Chroma to be agreed between the parties. As consideration for the manufacturing and marketing rights of the “NEW” system, the Company shall be entitled to royalties at a certain percent of all revenues generated from the sale of the NEW Solution.

Second Amended and Restated Registration Rights Agreement

The Company and Priortech previously entered into a registration rights agreement, dated March 1, 2004, which was approved by the Company’s shareholders at a general meeting held on March 29, 2004. Since then, on December 30, 2004, Priortech and the Company entered into an amended and restated registration rights agreement, which was extended on May 13, 2015 for an additional period of five years, ending on December 31, 2019.

As mentioned above, as of the date of the SPA Closing, Priortech and Chroma will be considered jointly as the “controlling shareholders” of the Company, within the meaning prescribed under the Companies Law. Therefore, Chroma requested to enter into a second amended and restated registration rights agreement, together with the Company and Priortech as parties thereto.

The following description of the amendments included in the RRA is qualified in its entirety by reference to the RRA attached hereto as Exhibit A; Other than applying to Chroma the same registration rights of Priortech, the RRA includes, inter alia, the following changes: (a) all expenses incurred in connection with any registration under Sections 2, 3 or 4 of the RRA, excluding certain fees and expenses, shall be borne by the Company; (b) the Company shall provide its Holders (as such term is defined in the RRA) with certain information rights; and (c) the Holders shall be bound by certain confidentiality obligations under the RRA.

The RRA is intended to be effective upon the SPA Closing and for seven (7) years thereafter.

D. Appointment of Two (2) Chroma Nominees

Under the Company's Articles of Association (the "Articles"), the Board is to consist of no less than five (5) and no more than ten (10) directors. The Board is currently comprised of seven (7) members; A director, who is not an external director (as defined under the Companies Law), is appointed by the general meeting of shareholders, will commence serving at the conclusion of the general meeting in which he or she was appointed, unless a later date for the commencement of his or her tenure was specified in the resolution by which he or she was appointed, and shall end his or her service at the conclusion of the next annual general meeting of shareholders.

As explained above, under the SPA, Chroma shall be entitled, subject to and upon the SPA Closing, to nominate two (2) members of the Board. As the Board believes that the current seven members’ composition is appropriate and sufficient for the Company, considering its size and scale of business, it is proposed to keep such seven-member composition, so that the two directors who shall be nominated by Chroma will replace two currently-serving directors (see below). Chroma's nominees shall be appointed as of the date of the SPA closing, and - in line with the Articles – shall serve for a term that will end at the conclusion of the 2020 annual general meeting of shareholders.

Pursuant to the recommendation of our Nomination Committee, established in accordance with Rule 5605(e) of the Nasdaq Marketplace Rules (the "Nasdaq Rules"), it is proposed that Mr. Leo Huang and Mr. I-Shih Tseng be each elected as our director, subject to the SPA Closing and effective as of the date of the SPA Closing, for a term of approximately one year, until the conclusion of the 2020 annual general meeting of the Company's shareholders.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his or her duties as such. The Company has received a declaration from each of Chroma's nominees, Leo Huang and I-Shih Tseng, confirming that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as directors of the Company. The Company is not aware of any reason why any of Chroma's nominees, if elected, would be unable to serve as a director.

The following are brief biographies of each of the two (2) nominees proposed by Chroma, based upon information furnished to the Company by Chroma:

Leo Huang co-founded Chroma in 1984 and has been serving as chairman of the board of directors of Chroma since October 23, 1984. Mr. Huang was the QA Engineer of TIMEX Corp. from 1975 to 1977 and served as the Sales Manager of Philips Electronics Industries (Taiwan) Ltd. from 1978 to 1984. Mr. Huang received his bachelor’s degree in Electronics Engineering from National Chiao Tung University in 1973.

I-Shih Tseng joined Chroma in 1998, serving as a director since June 6, 2012 and as Business Unit President of Chroma since July 1, 2007. Mr. Tseng was the Research Assistance of Pennsylvania State University from 1986 to 1992 and served as the Project Manager of Institute for Information Industry from 1992 to 1998. Mr. Tseng received his PhD degree in Mechanical Engineering from Pennsylvania State University in 1992.

Similar to Messrs. Rafi Amit and Yotam Stern, who are deemed to control the Company through their controlling interest in Priortech (see footnotes 3 to 5 above, under BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT), both Leo Huang and I-Shih Tseng shall not receive any compensation in consideration for their service as directors (Rafi Amit will continue to receive compensation for his role as CEO of the Company; see under E. below), but shall receive the same indemnification, exemption and insurance rights as received by all office holders of the Company, including directors.

Both nominees proposed by Chroma are independent directors in accordance with NASDAQ rules.

Shareholder approval for the appointment of Leo Huang and I-Shih Tseng as Board members, subject to the SPA Closing and effective as of the date of the SPA Closing and until the conclusion of the 2020 annual general meeting of shareholders, is now being sought.

Resignation by Two (2) Currently-Serving Directors

Subject to their re-election as our directors (see Item 2 below), and in order to preserve a seven-member composition of the Board, Messrs. Eran Bendoly and Chezy Ofir have agreed to resign from service as directors upon the SPA Closing, in conjunction with the appointment of Leo Huang and I-Shih Tseng as our directors.

E. Appointment of Mr. Rafi Amit, our Chief Executive Officer, as Chairman of the Board

Mr. Amit has served as our Active Chairman of the Board from August 2010 and until March 2017, and as our Chief Executive Officer since January 2014.

Our Audit Committee and Board believe that upon the SPA Closing, in order to maintain the desired 7-member composition of the Board while also maintaining the ability to comply with the audit committee composition requirements as set forth under the Companies Law (which include at least three members, all should be independent, as such term is defined in the Companies Law, and the chairman of the Board cannot serve as a member), Mr. Amit should resume his position as Chairman. Also, considering the changes that the closing of the Transaction is expected to bring in the Company's shareholder composition, and to the Company’s business, as well as the significance of the Chairman’s role in representing the Company toward investors as well as customers - our Audit Committee and Board believe that Mr. Amit, with his tremendous understanding and experience in the markets that the Company serves, including long established acquaintance with investors and customers in said markets, is best suited to lead the Board in its strategic path to efficiently expand the Company's current market share.

In accordance with sections 95(a) and 121(c) of the Companies Law, in order for Mr. Amit to resume position as Chairman of the Board, while continuing to assume the responsibilities of CEO, shareholder approval must be obtained, which approval may be given for renewable periods not exceeding three (3) years each.

In accordance with the provisions of the Companies Law, our Audit Committee and Board of Directors (with Mr. Amit and Mr. Stern not participating in the Board resolution) resolved, in their separate meetings held on April 17,2019, that subject to shareholder approval for his re-election as director in the Meeting, as well as in the annual general meetings of shareholders to be held on  2020 and 2021, and to the SPA Closing, Mr. Amit shall be appointed to serve as Chairman of the Board, while continuing to assume CEO's responsibilities, as of the date of the SPA Closing and for a period of three (3) years thereafter.

It is hereby clarified that Mr. Amit shall not be entitled to any additional compensation in connection with his service as our Chairman of the Board and that he will continue to be entitled to the same employment structure and terms, relating to his role as our CEO, as were re-approved in the 2018 Annual General Meeting of Shareholders.

F. Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting, in person, by proxy or by electronic voting, is necessary for the approval of the Transaction. In addition, the shareholders' approval must either include at least a majority of the Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the Transaction, or the total Shares of non-controlling shareholders and non-interested shareholders voted against the resolutions must not represent more than two percent (2%) of the outstanding Shares.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder's immediate family, or the immediate family of a shareholder's spouse, has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Camtek, which is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or CEO, has the right to appoint a director or the CEO, or owns five percent (5%) or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders (other than Priortech and Messrs. Amit and Stern, who are deemed to control Priortech) is a controlling shareholder, or has a personal interest in the approval of the Transaction. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in the approval of the Transaction. Without indicating to this effect – we will not be able to count your vote.

As the effectiveness of the Transaction Documents is contingent upon the approval and the execution of the Transaction as a whole, your approval of the Transaction shall also constitute an approval of each of the Transaction Documents.

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, to approve the Transaction with Chroma, including: (i) the SPA between the Company and Chroma, and a private placement to Chroma of 1,700,000 of the Company’s Ordinary Shares, pursuant to the terms of the SPA; (ii) the TCA between the Company and Chroma; and (iii) the RRA between the Company, Chroma and Priortech;

FURTHER RESOLVED, that subject to and as of the date of the SPA Closing, Leo Huang  and I-Shih Tseng  be, and they hereby are, elected to serve as directors of the Company, until the conclusion of the 2020 annual general meeting of shareholders; and

FURTHER RESOLVED, that subject to his re-election as our director in the Meeting and in the 2020 and 2021 annual general meetings of shareholders, and subject to the SPA Closing, Mr. Rafi Amit, be, and he hereby is, appointed to serve as our Chairman of the Board of Directors, while continuing to assume CEO's responsibilities, for a period of three (3) years as of the date of the SPA Closing".

The Board of Directors recommends a vote FOR approval of the Transaction and the resolutions included hereinabove.

As each of Messrs. Amit and Stern (who are deemed to control Priortech) are deemed to have a personal interest in the foregoing proposed resolutions, each of them refrained from making a recommendation with respect thereto.

ITEM 2

RE-ELECTION OF DIRECTORS

Background

As mentioned above, Under the Articles, the Board is to consist of not less than five (5) and not more than ten (10) directors. The Board is currently comprised of seven (7) members, five (5) of whom are serving terms that expire at the conclusion of the Meeting; Directors (other than external directors under the provisions of the Companies Law) are elected at each annual general meeting for a term of approximately one year, commencing upon their appointment by our shareholders and ending at the conclusion of the next annual general meeting of shareholders.

Re-election of Currently Serving Directors

Pursuant to the recommendation of our Nomination Committee, established in accordance with Rule 5605(e) of Nasdaq Rules, it is proposed that Mr. Rafi Amit, Mr. Yotam Stern, Mr. Eran Bendoly, Mr. Moty Ben-Arie and Prof. Chezy Ofir be each re-elected as our director, for a term of approximately one year, until the conclusion of the 2020 annual general meeting of the Company's shareholders (with respect to Messrs. Bendoly and Ofir, please see above under "Resignation by Two (2) Currently-Serving Directors").

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his election, specifying that he has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his duties as such. The Company has received a declaration from each of the nominees, confirming that he possess the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of the Company. The Company is not aware of any reason why any of the five nominees, if re-elected, would be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any of the proposed nominees.

The following are brief biographies of each of the five nominees, based upon the records of the Company and information furnished by each nominee:

Rafi Amit has served on our Board since 1987 and as our Chief Executive Officer ("CEO") as of January 2014. Between 2010 and March 2017, Mr. Amit also served as our Active Chairman of the Board of Directors. Previously, Mr. Amit served as our CEO from January 1998 until August 2010 and as Chairman of the Board from 1987 until April 2009. Since 1981, Mr. Amit has also served as a director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech's CEO. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

Yotam Stern has served on our Board since 1987 (and as the Chairman of our Board of Directors from May 2009 until August 2010). From 2001 until 2012 Mr. Stern served as our Executive Vice President, Business & Strategy. From 1998 until 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern served in the past as the Chief Financial Officer of Priortech and has been serving as a director of Priortech since 1985 and as its CEO since 2004. As of 1993 Mr. Stern also serves as a director of PCB Technologies Ltd. Mr. Stern holds a B.A. in Economics from Hebrew University of Jerusalem.

Eran Bendoly has served on our Board since November 2000. Currently, Mr. Bendoly serves as the CEO of Oliben Ltd., a private business consulting firm. From 2009 to 2012 Mr. Bendoly served as the Chief Financial Officer of Expand Networks Ltd., a leading provider of WAN optimization technology. From 2006 to 2008 Mr. Bendoly served as Chief Financial Officer of Personeta Inc., a leading vendor of intelligent network service creation platforms. From 2003 to 2006, Mr. Bendoly served as CEO of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates a technology incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director of Finance for Europe, Middle East & Africa of Mindspeed Technologies, Inc., a U.S.-based fabless semiconductor manufacturer. From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. in International Relations from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium.

Moty Ben-Arie has served as our Chairman of the Board since March 28, 2017. Mr. Ben Ben-Arie has served as a consultant to entrepreneurs and investors since 2014. Previously, Mr. Ben-Arie served as the CEO of Sital Technology from 2012 until 2014. From 2006 until 2011 Mr. Ben-Arie also served as a managing partner of Vertex Ventures, where he focused on investments in Israeli-related hi-tech companies and evaluation of companies in the field of telecommunication, IT, test equipment, medical equipment and multidisciplinary systems. During these years Mr. Ben-Arie served as a member of the fund investment committee, managed investments in several companies and served as a board member in companies in their early stages, including Color Chip Inc., Multiphi, Expand Networks, Comability and Ethos Networks. From 2000 until 2006 Mr. Ben-Arie also served as a partner of Walden Israel Ventures, where he focused on investments in Israeli-related hi-tech companies. During these years Mr. Ben-Arie managed investments in several companies and served as a board member in companies from early stage, including Color Chip Inc. and Passave. From 1998 until 2000 Mr. Ben-Arie served as a director in Radcom Ltd., as a consultant in Walden Israel, and financed seed phases for new startups. From 1991 until 1998 Mr. Ben-Arie served as the co-founder and CEO of Radcom Ltd., Israel. From 1978 until 1982 Mr. Ben-Arie served as an electronic engineer and a project manager in Elisra Ltd. Mr. Ben-Arie holds a MBA from Tel Aviv University, and a B.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology.

Chezy Ofir has served on our Board since October 2018. Prof. Ofir has over 25 years of business consulting experience and served as a director at various companies. From 2012 until 2015, served as an external director of Adama Agricultural Solutions Ltd. From 2004 until 2010, served as a director at Shufersal Ltd. (TASE: SAE). Served as of 2014 as a Director and as of 2016 acting Chairman (nominated by the board) of the Israeli Postal Bank Company Ltd.. From 2016 until 2019, served as a director in Soda Stream (Nasdaq: Soda). As of 2016, Prof. Ofir serves at Hadassah Medical Centers (Ein-Karem, Jerusalem). As of 2012 serves as a director at Micronet and as of 2013 at MICT Technologies, Inc. (Nasdaq: MICT). Prof. Ofir is a Professor and faculty member at the School of Business Administration, The Hebrew University of Jerusalem. Prof. Ofir holds a B.Sc. and M.Sc. in Engineering from Ben-Gurion University, and Ph.D. in Business Administration from Columbia University.

Each of Messrs. Ben-Arie, Ofir and Bendoly qualifies as an independent director as defined by the rules and regulations of the NASDAQ Stock Market, and Mr. Bendoly is our financial expert for purposes of the Sarbanes‑Oxley Act and the Nasdaq Rules.

Compensation to Re-Elected Directors

Pursuant to Israeli law, any arrangement between the Company and a director regarding such director’s terms of office and employment (as a director or in other capacities in which he is engaged with the Company) must generally be consistent with the Company's Executives & Directors Compensation Policy (the "Compensation Policy"), and generally requires the approval of the Company's Compensation Committee, Board and shareholders. This item, however, does not involve a vote of the shareholders as further detailed below.

Below is a summary of the compensation received by our directors.

Cash

While Messrs. Rafi Amit and Yotam Stern do not receive any compensation (either in cash or equity) with respect to their service as our directors, Messrs. Moty Ben-Arie, Chezy Ofir and Eran Bendoly will receive, subject to the approval of their re-election as directors of the Company, cash remuneration in the same amounts as paid to our external directors; these amounts include annual fee, per-meeting participation fee for participation in meetings of the Board and its committees, and reimbursement of travel expenses for participation in a meeting which is held outside of their place of residence, in the following amounts: NIS 70,000 (approximately $ 19,468) as annual fee, NIS 2,600 (approximately $ 723) as in-person participation fee, NIS 1,560 (approximately $ 434) for conference call participation and NIS 1,300 (approximately $ 362) for written resolutions.

As these amounts are in the range between the fixed amounts of the annual and participation fees, as set forth in regulations promulgated under the Companies Law in connection with compensation to external directors (the "Remuneration Regulations"), based on the amount of the Company’s capital, and the maximum amounts of such fees set forth in the Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000 (the "Alleviation Regulations"), they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions) – 2000 (the "Relief Regulations").

The above-mentioned cash remuneration is in line with the Company's Compensation Policy, according to which each of the Company's non-executive (non-controlling) directors is entitled to receive cash fees that include annual and participation fees.

Equity

At the Special General Meeting held on October 2018, our shareholders approved that Mr. Moty Ben-Arie, Prof. Chezy Ofir and Mr. Eran Bendoly shall each be entitled to receive an equity grant comprised of three thousand two hundred and twenty nine (3,229) Restricted Share Units (the "Directors' RSUs"). The Directors' RSUs were granted on the date of such Special General Meeting, under the Company's 2018 Share Incentive Plan, and vest over a period of three (3) years, on a quarterly basis (subject to continued service as a director). The annualized value of such equity grant to each of Messrs. Ben-Arie, Ofir and Bendoly, using the fair value as was on the date of its approval by the Board (August 9, 2018), was approximately ten thousand (10,000) USD.

As of the date hereof, each of Messrs. Ben-Arie and Ofir hold 538 of our Ordinary Shares and Mr. Bendoly holds 778 of our Ordinary Shares.

As mentioned above, while Mr. Yotam Stern does not receive any compensation, including in equity, with respect to his service as our director, as of the date hereof Mr. Stern holds 104,445 of our Ordinary Shares.

Required Vote

The affirmative vote of the holders of the Shares representing a majority of the voting power present at the Meeting, in person, by proxy, by proxy card or by electronic voting, and voting thereon, is required for the re-election of Messrs. Rafi Amit, Yotam Stern, Eran Bendoly, Moty Ben-Arie and Chezy Ofir to serve on our Board.

The re-election of each of these five nominees will be voted upon separately at the Meeting.

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Mr. Rafi Amit be, and he hereby is, re-elected to the Board for a term of approximately one year, until the conclusion of the 2020 annual general meeting of the Company's shareholders";

"FURTHER RESOLVED, that Mr. Yotam Stern be, and he hereby is, re-elected to the Board for a term of approximately one year, until the conclusion of the 2020 annual general meeting of the Company's shareholders";

"FURTHER RESOLVED, that Mr. Eran Bendoly be, and he hereby is, re-elected to the Board for a term of approximately one year, until the conclusion of the 2020 annual general meeting of the Company's shareholders ";

 "FURTHER RESOLVED, that Mr. Moty Ben-Arie be, and he hereby is, re-elected to the Board for a term of approximately one year, until the conclusion of the 2020 annual general meeting of the Company's shareholders "; and

 "FURTHER RESOLVED, that Prof. Chezy Ofir be, and he hereby is, re-elected to the Board for a term of approximately one year, until the conclusion of the 2020 annual general meeting of the Company's shareholders ".

The Board recommends a vote FOR approval of the proposed resolutions.

As each of Messrs. Amit, Stern, Bendoly, Ben-Arie and Ofir have a personal interest in the foregoing proposed resolutions regarding his respective re-election, each of them refrained from making a recommendation with respect to his own re-election.

Additionally, As a result of a voting agreement relating to 31.09% of Priortech’s voting equity, Mr. Amit has refrained from making a recommendation with respect to the re-election of Mr. Stern, and Mr. Stern has refrained from making a recommendation with respect to the re-election of Mr. Amit.

ITEM 3

AMENDMENTS TO THE COMPANY’S COMPENSATION POLICY

Terms and definitions used hereunder are in accordance with the terms and definitions as appear in the Compensation Policy.

Background

On October 14, 2013, our shareholders, following the recommendation of the Company's Compensation Committee and Board, approved the adoption of the Compensation Policy, which provides a framework for the terms of office and employment of our Office Holders, including terms such as their base salaries, cash bonuses, equity awards, severance and other benefits, the grant of an exemption from liability, insurance and rights to indemnification.

Under the Companies Law, the Compensation Policy must be reviewed from time to time by the compensation committee and the board, in order to consider its adequacy, and must be re-approved by the compensation committee, board and shareholders of the company at least every three (3) years.

Our Compensation Policy was last amended and approved by our Compensation Committee, Board and shareholders in June 2018.

General

Our Compensation Committee and Board of Directors have determined, in separate resolutions dated April 11, 2019 and April 14, 2019, respectively, that the limitations set forth in the Compensation Policy with respect to the annual bonuses for Executives (other than the CEO) should be amended – subject to shareholder approval - as follows:

Section 8.1.4:

The cap for the On Target Cash Plan of each Executive (excluding the Company’s CEO), shall be increased from 4 monthly base salaries to 6 monthly base salaries.

Section 8.1.5:

The cap for the annual Cash Plan payment for each Executive in a given year (excluding the Company’s CEO), shall be increased from 6 monthly base salaries to 9 monthly base salaries.

Our Compensation Committee and Board believe that these amendments are in the Company's best interests and are appropriate and suitable, considering, among others, the importance of motivating and incentivizing our Executives (excluding the Company’s CEO) through variable cash incentives that are in line with the current market practice for comparable companies, and taking into account the Company's character, financial position, needs, prospects and strategic goals.

When reaching their conclusion, our Compensation Committee and Board analyzed and reviewed comparable industry data and data of peer companies in our industry. According to the information received with respect to variable cash incentives of executives (excluding CEOs) in peer-group companies, the members of our Compensation Committee and Board noted that the caps proposed are in line with the amounts provided to executives (excluding CEOs) of such peer-group companies.

The proposed amendments to the Compensation Policy are marked in a revised version of the Compensation Policy attached to this Proxy Statement as Exhibit B (the "Amended Policy").

The Compensation Committee and Board resolved to approve the Amended Policy, subject to shareholder approval, as required under the Companies Law.

If the above-mentioned amendments to the Compensation Policy are adopted by our shareholders, then the date of such adoption shall be deemed to be the date of the adoption of the Amended Policy in its entirety, so that the Amended Policy shall be in full force and effect for a period of three years thereafter.

If the adoption of the Amended Policy is not approved by our shareholders, then the current Compensation Policy shall continue to be in full force and effect until June 18, 2021 - which is the end of the three (3)-year period that commenced on June 19, 2018, the date of its most recent adoption by our shareholders.

Required Vote

The affirmative vote of holders of the majority of the Shares represented and voting on this proposal at the Meeting in person, by proxy, by proxy card or by electronic voting, is required for the approval of the foregoing resolution; provided that, the majority of the shares voted in favor of this proposal are not held by "controlling shareholders" or shareholders with "personal interest" in the approval of such proposal, not taking into account any abstention, or that the total number of shares referred to above voted against this proposal, does not exceed two percent (2%) of the aggregate voting rights in the Company.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolution. For a complete discussion regarding "control" and "personal interest", and how to indicate whether you are a controlling shareholder or have personal interest in this proposed resolution, please see Item 1 above, under the caption "F. Required Vote".

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the Amended Policy, in the form attached as Exhibit B to the Proxy Statement for the 2019 Annual General Meeting of Shareholders, be, and it hereby is, approved for a term of three years as of the date hereof".

The Board recommends a vote "FOR" approval of the proposed resolution.

As all members of the Board have a personal interest in the foregoing proposed resolution, in accordance with the Companies Law, they were all entitled to participate and vote on said resolution.

ITEM 4

APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of the shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting, or until such later time as determined at the annual general meeting, provided that the auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant and the Company does not have an additional auditor, the Board shall convene a special meeting of shareholders as soon as possible to appoint an auditor.

General

At the Meeting, shareholders will be asked to re-appoint Somekh Chaikin, a member firm of KPMG International ("Somekh Chaikin"), as independent auditor of the Company, until immediately following the next annual general meeting of shareholders.

Somekh Chaikin, was first appointed as the Company’s independent auditor at the 2006 annual general meeting of shareholders. Over the years, the Company has also used the services of Eli Goldstein, managing partner of Eli Goldstein & Co., Certified Public Accountants who served as joint independent auditor together with Somekh Chaikin, with Somekh Chaikin serving as a sole auditor for all SEC filings and reporting.

The Company's Audit Committee and Board of Directors have reviewed and are satisfied with the performance of Somekh Chaikin and Eli Goldstein; however, each of the foregoing are of the opinion that, taking into consideration the Company's size and its affairs, it is in the best interest of the Company that, going forward, the Company shall engage only one independent auditor. Accordingly, the Board of Directors recommended the re-appointment of Somekh Chaikin (who are, as mentioned above, the main auditor of the Company over the years and the sole auditor for all SEC filings and reporting) as the Company's sole independent auditor until immediately following the next annual general meeting of shareholders.

Notwithstanding the foregoing, the Company's Audit Committee and Board of Directors resolved that, in light of Eli Goldstein's longstanding experience and acquaintance with the Company and its affairs, and the anticipated contribution of said experience to the conclusion of the Transaction with Chroma (which is detailed in Item 1 above), it would be in the Company's best interest to have Eli Goldstein continue providing certain non-audit services to the Company until the SPA Closing.

Approval of the re-appointment of Somekh Chaikin is now being sought from the Company's shareholders.

According to the Company's Articles, the Board is authorized to determine the basis of the auditor's compensation in accordance with the volume and nature of the services rendered by him. The following table presents information regarding the aggregate amount of fees paid by the Company to Somekh Chaikin for their services to the Company for the fiscal year ended December 31, 2018:

Services Rendered	Fees
Audit fees[1]	$249,437
Tax[2]	$14,551
Total	$263,988

[1]
Audit fees for the year ended December 31, 2018 were for professional services rendered for the integrated audit of the Company's annual consolidated financial statements and its internal controls over financial reporting (2017 audit of consolidated financial statements) and services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

[2]	Tax fees relate to tax compliance, planning and advice.

Required Vote

The affirmative vote of holders of Shares representing a majority of the Ordinary Shares present at the Meeting, in person, by proxy, by proxy card or by electronic voting, and voting on the matter, is necessary for the re-appointment of Somekh Chaikin as independent auditor of the Company, and for authorizing the Board, following the Audit Committee’s recommendation, to determine the auditor's fees for the term of his appointment.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that: (i) Somekh Chaikin, a member firm of KPMG International, be re-appointed as the independent auditor of the Company, until the conclusion of the 2020 annual general meeting of shareholders; and (ii) the Board of the Company shall be authorized to determine the fees for Somekh Chaikin at the Audit Committee’s recommendation, for the term of their appointment, according to the nature and volume of their services."

The Board recommends that the Company's shareholders vote FOR the approval of the proposed resolution.

RECEIPT AND CONSIDERATION OF THE AUDITOR’S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditors' report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2018 will be presented. The Company will hold a discussion with respect thereto, as required by the Companies Law. This item will not involve a vote of the shareholders.

The foregoing auditors' report and the audited consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2018 (filed with the SEC on March 25, 2019), may be viewed on our website: http://www.camtek.com, through the EDGAR website of the SEC at www.sec.gov, through the Israeli Securities Authority's electronic filing system at: http://www.magna.isa.gov.il, or through the website of the TASE at: http://maya.tase.co.il. None of the auditors' report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board,

MOTY BEN-ARIE
Chairman of the Board of Directors

May 16, 2019

Exhibit A

Amended and Restated Registration Rights Agreement

This Second Amended And Restated Registration Rights Agreement (the “Agreement”), dated February 11, 2019, is entered into by and among Camtek Ltd. (the “Company”), Priortech Ltd. (“Priortech”) and Chroma ATE Inc. (“Chroma”) (each a “Party” and collectively the “Parties”).

WITNESSETH:

Whereas
The Company and Priortech previously entered into a Registration Rights Agreement, dated March 1, 2004, which was approved by the Company’s shareholders at a general meeting held on March 29, 2004 (the “Registration Rights Agreement”), regarding the registration rights of Priortech with respect to the Ordinary Shares (as defined below) held by it; and

Whereas	The Company and Priortech have since entered into that certain Amended and Restated Registration Rights Agreement (the “First Amended and Restated RRA”) on December 30, 2004; and

Whereas
On May 13, 2015, the Company and Priortech signed on an Extension to the First Amended and Restated RRA (the “Extension”), which extended the term of the First Amended and Restated RRA for an additional period of five years, ending on December 31, 2019; and

Whereas
On the date hereof, the Company and Chroma entered into that certain share purchase agreement (the “SPA”), and Priortech and Chroma entered into that certain share transfer agreement (the “STA”), pursuant to which, as of the date hereof, Priortech and Chroma are considered jointly as the “controlling shareholders” in the Company, within the meaning prescribed under the Israeli Companies Law, 5759-1999 (the “Companies Law”); and

Whereas
The Company and Priortech wish to enter into this Agreement, together with Chroma as Party hereto, such that this Agreement shall replace the First Amended and Restated RRA and Extension, as further detailed below, subject to approval of the Company’s shareholders and to the closing of the SPA and STA;

now, therefore, in consideration of the mutual promises and covenants hereinafter set forth, the Parties hereby agree as follows:

1.	Definitions. As used herein, the following terms have the following meanings:

“Demanding Holder” means a holder of Ordinary Shares (other than a Holder) whose exercise of a demand registration right is the cause of the relevant registration.

“Effective Date” means the date on which this Agreement shall be approved by the Company’s shareholders as required by the Companies Law.

“Form F-3” means Form F-3 under the Securities Act, as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

“Holder” means Priortech or Chroma and any subsequent holder of outstanding Registrable Shares acquired directly or indirectly from Priortech or Chroma and to whom registration rights have been assigned by Priortech or Chroma hereunder, and any holder of rights to acquire such Registrable Shares directly or indirectly from Priortech or Chroma to whom registration rights have been assigned by Priortech or Chroma hereunder.

“Initiating Holders” means Holders holding in the aggregate at least (a) for the purposes of Section 3 below, fifteen percent (15%), or (b) for the purposes of Section 4 below, three percent (3%) of the Registrable Shares then outstanding and not previously registered pursuant to this Agreement.

“Ordinary Shares” means ordinary shares, nominal value NIS 0.01 per share, of the Company.

“Register”, “registered” and “registration” refer to a registration effected by filing a registration statement in compliance with the Securities Act, or the equivalent actions under the laws of another jurisdiction.

“Registrable Shares” means (i) all Ordinary Shares held by Priortech or Chroma on the date hereof, and (ii) any Ordinary Shares issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the Ordinary Shares described in clause (i) above; excluding, in all cases, however, any Registrable Shares transferred in a transaction in which registration rights under this Agreement are not assigned in accordance with this Agreement; provided, however, that Ordinary Shares or other securities shall only be treated as Registrable Securities if and so long as they have not been sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

2.	Incidental Registration.

2.1.
If (but without any obligation to do so) the Company at any time proposes to register any of its securities (other than: (i) in a demand registration under Section 3 of this Agreement, (ii) a registration relating solely to the sale of securities to participants in a Company benefit plan, (iii) a registration relating to a corporate reorganization or other transaction described under Rule 145 of the Act, or (iv) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Shares), it shall give notice to the Holders of such intention. Upon the written request of any Holder given within fourteen (14) days after receipt of any such notice, the Company shall include in such registration all of the Registrable Shares indicated in such request, so as to permit the disposition of the shares so registered.

2.2.
In connection with any offering involving an underwriting of shares of the Company’s share capital, the Company shall not be required under  this Section 2 to include any of  the Holders’ securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters) and enter into an underwriting agreement in customary form with an underwriter or underwriters selected by the Company and such other agreements as the underwriter(s) may reasonably request. Notwithstanding any other provision of this Section 2, if the managing underwriter advises the Company in writing that marketing factors require a limitation of the number of shares to be underwritten, then there shall be excluded from such registration and underwriting to the extent necessary to satisfy such limitation, first, shares held by shareholders other than the Demanding Holders; second, to the extent necessary, shares held by shareholders with incidental registration rights (on a pro rata basis to their respective holdings); third, shares registered by the Demanding Holders (on a pro rata basis); and lastly, shares offered by the Company.

2.3.
The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration. The expenses of such withdrawn registration shall be borne by the Company in accordance with Section 6 below.

3.	Demand Registration.

3.1.
At any time following the Effective Date, the Initiating Holders may request in writing that all or part of the Registrable Shares shall be registered under the Securities Act. Any such demand must request the registration of shares with an anticipated aggregate offering price of at least five million United States dollars ($5,000,000). Within thirty (30) days after receipt of any such request, the Company shall give written notice of such request to any other Holders, if any, and shall include in such registration all Registrable Shares held by all such Holders who wish to participate in such demand registration and provide the Company with written requests for inclusion therein within fourteen (14) days after the receipt of the Company’s notice. As promptly as practicable thereafter, subject to Section 8.1 hereof, the Company shall effect the registration of all Registrable Shares as to which it has received requests for registration under the Securities Act in the request for registration; provided, however, that the Company shall not be required to effect any registration under this Section 3 within a period of ninety (90) days following the effective date of a previous registration.

3.2.
If the Initiating Holders intend to distribute the Registrable Shares covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 3.1 above and the Company shall include such information in the written notice referred to in Section 3.1. In such event the right of any Holder to include its Registrable Shares in such registration shall be conditioned upon  such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Shares in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) and such other agreements as such underwriter(s) shall reasonably request. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter. Notwithstanding any other provision of this Section 3, if the managing underwriter advises the Company that marketing factors require a limitation of the number of shares to be underwritten, then the Company shall so advise all Holders of Registrable Shares that would otherwise be underwritten pursuant hereto, and there shall be excluded from such registration and underwriting, to the extent necessary to satisfy such limitation, first, shares held by shareholders other than the Holders; second, to the extent necessary, shares which the Company may wish to register for its own account, and thereafter,  to the extent necessary, Registrable Shares held by the Holders (pro rata to the respective number of Registrable Shares held by the Holders participating in the registration). Any Registrable Shares excluded or withdrawn  from such underwriting shall be withdrawn from the registration.

4.	Shelf Registration.

4.1.
The Company shall, at the request of the Initiating Holders, file a registration statement on Form F-3 pursuant to Rule 415 under the Securities Act with the SEC for the sale of all the Registrable Shares requested to be included in the registration statement (a “Shelf Registration”), and the Company will maintain the effectiveness of each such registration statement, and shall use its reasonable commercial efforts to keep such registration statement continuously effective under the Securities Act until all Registrable Shares covered by such registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k) as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Company’s transfer agent and the affected Holders.

Notwithstanding the aforesaid or any other provision to the contrary in this Agreement, with respect to underlying Registrable Shares held by Priortech or Chroma but which other Holders have rights to acquire, the following provisions shall apply: for so long as there exists an effective registration statement on Form F-3 covering Registrable Securities, all requests by Initiating Holders hereunder shall be deemed requests that the Company amend such registration statement to cover the Registrable Shares of such Initiating Holder, and will be treated as such by the Company; provided, however, that in no event shall the Company be required to amend an effective registration statement on Form F-3 more than once per quarter, solely in order to reflect the transfer of any instrument affording its holder the right to acquire Registrable Shares.

4.2.
Within fifteen (15) days after receipt of a request for a Shelf Registration, the Company shall give written notice of such request, as the case may be, to the other Holders. Subject to the provisions of Section 4.3 below, the Company shall use its reasonable commercial efforts to effect the registration as soon as practicable of all Registrable Shares included in the requests for Shelf Registration and all Registrable Shares held by all such Holders who provide the Company with written requests for inclusion therein within fifteen (15) days after the receipt of the Company’s notice.

Notwithstanding the above, the Company shall not be required to effect a registration pursuant to this Section 4 if it has, within the twelve (12) month period preceding the date of such request, already effected two (2) registrations on Form F-3 for the Holders pursuant to this Section 4.

5.
Designation of Underwriter. In the case of any registration of the Company’s shares, the Company shall have the right to designate the managing underwriter(s) in any underwritten offering, which underwriter or underwriters shall be reasonably acceptable to the Holders participating in an offering initiated under Section 3 above.

6.
Expenses. All expenses incurred in connection with any registration under Section 2, 3 or 4 above, excluding underwriter’s discounts or commissions and excluding fees and expenses of counsel(s) for the selling Holders (unless the Holders shall use the same counsel as the Company), shall be borne by the Company, including without limitation expenses incurred in connection with federal and “Blue Sky” registration, filing and qualification fees, printer’s and accounting fees, and fees and disbursement of counsel for the Company.

7.	Indemnities. In the event of any registered offering of Registrable Shares pursuant to this Agreement:

7.1.
The Company will indemnify and hold harmless, to the fullest extent permitted by law, any Holder and any underwriter for such Holder, and each person, if any, who controls the Holder or such underwriter, from and against any and all losses, damages, claims, liabilities, joint or several, costs and expenses (including any amounts paid in any settlement effected with the Company’s consent) to which the Holder or any such underwriter or controlling person may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs or expenses arise out of or are based upon either: (i) any untrue statement or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading; and the Company will reimburse the Holder, such underwriter and each such controlling person of the Holder or the underwriter, promptly upon demand, for any reasonable legal or any other expenses incurred by them in connection with investigating, preparing to defend or defending against or appearing as a third-party witness in connection with such loss, claim, damage, liability, action or proceeding; provided, however, that the Company will not be liable in any such case to the extent that any such loss, damage, liability, cost or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished in writing by a Holder, such underwriter or such controlling persons in writing specifically for inclusion therein; and further provided, that the indemnity agreement contained in this Section 7.1 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Holder, the underwriter or any controlling person of the Holder or the underwriter, and regardless of any sale in connection with such offering by the Holder. Such  indemnity shall survive the transfer of securities by a Holder.

7.2.
Each Holder participating in a registration hereunder will indemnify and hold harmless the Company, its officers and directors, any underwriter for the Company, and each person, if any, who controls the Company or such underwriter, from and against any and all losses, damages, claims, liabilities, costs or expenses (including any amounts paid in any settlement effected with the selling shareholder’s consent) to which the Company or any such controlling person and/or any such underwriter may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs or expenses arise out of or are based on either: (i) any untrue or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented, or (ii) the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading; and each such Holder will reimburse the Company, any underwriter and each such controlling person of the Company or any underwriter, promptly upon demand, for any reasonable legal or other expenses incurred by them in connection with investigating, preparing to defend or defending against or appearing as a third-party witness in connection with such loss, claim, damage, liability, action or proceeding; in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in strict conformity with written information furnished by such Holder specifically for inclusion therein. The foregoing indemnity agreement is subject to the condition that, insofar as it relates to any such untrue statement (or alleged untrue statement) or omission (or alleged omission) made in the preliminary prospectus but eliminated or remedied in the amended prospectus at the time the registration statement becomes effective or in the final prospectus, such indemnity agreement shall not inure to the benefit of (i) the Company, or (ii) any underwriter, if a copy of the final prospectus was not furnished to the person or entity asserting the loss, liability, claim or damage at or prior to the time such furnishing is required by the Securities Act; provided, however, that the indemnity agreement contained in this Section 7.2 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the Holders, as the case may be, which consent shall not be unreasonably withheld. In no event shall the liability of a Holder exceed the gross proceeds from the offering received by such Holder.

7.3.
Promptly after receipt by an indemnified Party pursuant to the provisions of Section 7.1 or 7.2 above of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions, such indemnified Party will, if a claim thereof is to be made against the indemnifying Party pursuant to the provisions of said Section 7.1 or 7.2, promptly notify the indemnifying Party of the commencement thereof. The failure to deliver written notice to the indemnifying Party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying Party of any liability to the indemnified Party under this Section 7. In case such action is brought against any indemnified Party and it notifies the indemnifying Party of the commencement thereof, the indemnifying Party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying Party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified Party; provided, however, that if the defendants in any action include both the indemnified Party and the indemnifying Party and there is a conflict of interests which would prevent counsel for the indemnifying Party from also representing the indemnified Party, the indemnified Party or Parties shall have the right to select one separate counsel to participate in the defense of such action on behalf of such indemnified Party or Parties. After notice from the indemnifying Party to such indemnified Party of its election so to assume the defense thereof, the indemnifying Party will not be liable to such indemnified Party pursuant to the provisions of said Section 7.1 or 7.2 for any legal or other expense subsequently incurred by such indemnified Party in connection with the defense thereof, unless: (i) the indemnified Party shall have employed counsel in accordance with the provision of the preceding sentence; (ii) the indemnifying Party shall not have employed counsel reasonably satisfactory to the indemnified Party to represent the indemnified Party within a reasonable time after the notice of the commencement of the action and within 15 days after written notice of the indemnified Party’s intention to employ separate counsel pursuant to the previous sentence; or (iii) the indemnifying Party has authorized the employment of counsel for the indemnified Party at the expense of the indemnifying Party. No indemnifying Party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified Party of a release from all liability in respect to such claim or litigation.

7.4.
If recovery is not available under the foregoing indemnification provisions,  for any reason other than as specified therein, the Parties entitled to indemnification by the terms thereof shall be entitled to contribution to liabilities and expenses as more fully set forth in an underwriting agreement to be executed in connection with such registration. In determining the amount of contribution to which the respective Parties are entitled, there shall be considered the Parties’ relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and any other equitable considerations appropriate under the circumstances.

7.5.
Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

8.	Obligations of the Company. Whenever required under this Agreement to effect the registration of any Registrable Shares, the Company shall, as promptly as reasonably possible:

8.1.
prepare and file with the SEC a registration statement  with respect to such Registrable Shares and use its reasonable commercial efforts to cause such registration statement to become effective, and, except as otherwise provided in Section 4 with regard to Shelf Registrations, upon the request of the holders of a majority of the Registrable Shares registered thereunder, keep such registration statement effective for a period of up to six (6) months or, if sooner, until the distribution contemplated in the registration statement has been completed;

8.2.
prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus  used  in  connection  with  such  registration  statement  as may  be  necessary  to  comply  with  the provisions of the Securities Act with respect to the disposition of all Registrable Shares covered by such registration statement.

8.3.
furnish to the Holders, where such registration has been initiated pursuant to Section 2 or 3 above, such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Shares owned by them;

8.4.
in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement with the managing underwriter(s) of such offering, in usual and customary form as approved by the Company’s Audit Committee and Board of Directors, and actively participate in the marketing efforts in cooperation with the managing underwriter(s). Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement;

8.5.
notify each holder of Registrable Shares covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading  in the light of the circumstances then existing, upon which notice and until the prospectus is amended  or supplemented,  the  Holder  shall  not  be  entitled  to  offer or sell  any  shares  pursuant  to  such prospectus;

8.6.	cause all Registrable Shares registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed; and

8.7.
provide a transfer agent and registrar for all Registrable Shares registered pursuant hereunder and a CUSIP number for all such Registrable Shares, in each case not later than the effective date of such registration.

9.
Information from Holder. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement with respect to the Registrable Shares of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Shares held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Holder’s Registrable Shares.

10.
Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Agreement.

11.
Assignment of Registration Rights. Seller may assign its rights to cause the Company to register Shares pursuant to this Agreement only to (a) a transferee that, after such assignment or transfer, is to hold at least 500,000 (five hundred thousand) Registrable Shares (subject to appropriate adjustment for stock splits, stock dividends, combinations and other recapitalizations); (b) with respect solely to the assignment of rights and obligations in connection with Shelf Registrations pursuant to Section 4 above or associated therewith, to an assignee who, immediately following such assignment, also holds either at least 20,000 (twenty thousand) Registrable Shares, or other securities convertible into at least 20,000 such Registrable Shares; or (c) any affiliate of either Priortech or Chroma, or any party who acquires ownership or control of Priortech or Chroma through a merger, consolidation, sale of all or substantial assets or similar business combination; all provided, however, that: (i) no such rights may be assigned until the Company is given written notice by the transferor at the time of such assignment stating the name and address of such transferee, and the securities with respect to which such registration rights are being assigned, and that any such transferee shall receive such assigned rights subject to all the terms and conditions of this Agreement (excepting, with respect only to assignments pursuant to clause (b) above, those terms and conditions contained in Sections 2 and 3 above and Section 12 below), including without limitation the provisions of this Section 11; (ii) transferee shall, as promptly as practicable and within at least 14 (fourteen) days after such transfer, furnish the Company with the transferee’s written agreement to be bound by this Agreement; and (iii) no such assignment or assignments shall increase the obligations of the Company hereunder. At the request of Priortech or Chroma, the Company shall enter into a separate registration rights agreement with a permitted transferee of Registrable Shares on substantially the terms of this Agreement, mutatis mutandis, provided that such separate agreement does not increase the obligations of the Company (in the discretion of the Company’s Audit Committee) and is approved by the Company’s Audit Committee and Board of Directors.

12.	Lock-Up.

12.1.
In the event of an underwritten public offering by the Company of any securities of the Company, and upon the request of the managing underwriter of such offering from security holders of the Company who hold securities of the Company in the amount that is equal or exceeds the threshold set by such managing underwriter, and who include a Holder (or group of affiliated Holders), such Holder hereby agrees that it will not sell any of the Registrable Shares for a period commencing on the date requested by such managing underwriter and ending 90 days after the effective date of the offering and undertakes to (and cause any transferee to) execute a “lock-up” agreement in the form provided by such underwriter.

12.2.
In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Registrable Shares of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of the applicable period. For the avoidance of doubt, the underwriters, if any, in connection with a registration hereunder, are intended third party beneficiaries of this Section 12 and shall have the right, power and authority to enforce the provisions hereof as though they were a Party hereto.

13.
Public Information. The Company undertakes to make publicly available and available to the Holders pursuant to Rule 144, such information as is necessary to enable the Holders to make sales of Registrable Shares pursuant to that Rule. The Company undertakes to comply with the current public information requirements of Rule 144 and shall furnish thereafter to any Holder, upon request, a written statement executed by the Company as to the steps it has taken to so comply.

13A.Information Rights.

13A.1
Information for Public Filings. The Company shall provide Holder, for as long as it holds at least 5% of the Company’s issued and outstanding share capital, in a timely manner, all information and relevant documentation required by such Holder in order for such Holder to comply with its disclosure obligations under applicable laws, regulations, public filings and stock exchange rules or as required by any governmental entity; provided that Holder shall not disclose to any third party (except for disclosure to Holder’s directors, officers, advisers and employees on a need to know basis) any of such information (including in its public filings) before the Company makes such information publicly available.

13A.2
Due Diligence for Investment. In the event that a potential investor in Priortech or Chroma (the “Potential Investor”) has expressed an interest in purchasing from Priortech or Chroma not less than twenty percent (20%) of the share capital of Priortech or Chroma, as applicable, and for the purposes of evaluating such transaction seeks to gain access to the Company’s documents and records for due diligence purposes, and provided that: (i) Priortech or Chroma, as applicable, is a controlling shareholder in the Company at such time; and (ii) the Potential Investor is not a Competitor of the Company, the Company shall grant the Potential Investor access to its documents and records, subject to the Potential Investor signing a non-disclosure agreement in a form satisfactory to the Company.

13A.3
Due Diligence for Sale of Shares. In the event that a potential purchaser (the “Potential Purchaser”) has expressed an interest in purchasing from Priortech or Chroma, as applicable, not less than ten (10%) of the Company’s issued and outstanding share capital, and for the purposes of evaluating such transaction seeks to gain access to the Company’s documents and records for due diligence purposes, and provided that (i) Priortech or Chroma, as applicable, is a controlling shareholder in the Company at such time; and (ii) the Potential Purchaser is not a Competitor of the Company, the Company shall grant the Potential Purchaser access to its documents and records, subject to the Potential Purchaser signing a non-disclosure agreement in a form satisfactory to the Company.

For the purpose of this Agreement, "Competitor" shall mean an entity which competes in a substantial manner with the Company’s core business.

13B. Confidentiality.

13B.1
Each of the Holders hereby undertakes to use reasonable endeavors to ensure that all Confidential Information received by them or by any affiliated parties thereof, or by any director appointed by such Party to the Company’s Board, relating to the Company and/or the Company’s business shall not be disclosed to any third party, other than (i) by each Party to its affiliates, employees, directors and consultants who are subject to confidentiality undertakings on a need-to-know basis; and (ii) as may be otherwise permitted or required pursuant to the provisions of any agreements between the Company and such Holder.

13B.2
For the purpose of this Agreement "Confidential Information" shall mean, any business, financial or technical information, including but not limited to inventions, patents, know-how, trade-secretes, methods, techniques, processes, designs, drawings, diagrams, formulae and analysis, and any business and financial information, including but not limited to financial statements, price lists, customers lists, costs analyses, reports, budgets, business plans, surveys and market information and data, whether communicated in tangible or intangible form.

13B.3
For the purpose of this Agreement and notwithstanding the provisions of Section 13B.2 above, “Confidential Information” shall not include information that can be proven as (i) was rightfully in possession of or known to the receiving Party without any obligation of confidentiality prior to receiving it from the disclosing Party; (ii) is, or subsequently becomes, legally and publicly available without breach of this Agreement; (iii) is rightfully obtained by the receiving Party from a source other than the disclosing Party without any obligation of confidentiality; (iv) is developed by or for the receiving Party without use of the Confidential Information; (v) becomes subject to required disclosure, either to the public or to a public or private entity, because of judicial action or other governmental agency action or applicable laws or regulation  or stock exchange regulations applicable to a Holder or its affiliates, or when a Holder is legally required (by formal questioning or, in the written opinion of its legal counsel, by applicable securities laws) to disclosed Confidential Information; or (vi) is disclosed in accordance with the terns of Section 13A above.

14.
Effectiveness and Termination of Registration Rights. Notwithstanding anything to the contrary in this Agreement, no Holder shall be entitled to exercise any right provided for in this Agreement (i) before the Effective Date and (ii) after seven (7) years following the date hereof, or, as to any Holder, such earlier time at which all Registrable Shares held by such Holder (and any affiliate of the Holder with whom such Holder must aggregate its sales under Rule 144) can be sold in any three (3)-month period without registration in compliance with Rule 144 of the Act.

15.	Miscellaneous.

15.1.
Effectiveness. This Agreement is subject to the approval the Company’s shareholders and shall be effective only upon receipt of such approval in accordance with Israeli law and subject to the closing of the SPA and STA.

15.2.
Further Assurances. Each of the Parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the Parties as reflected thereby.

15.3.
Governing Law; Jurisdiction. This Agreement shall be governed by and construed according to the laws of the State of New York, without regard to the conflict of laws provisions thereof. Any dispute arising under or in relation to this Agreement shall be resolved in the competent courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York, and each of the Parties hereby submits irrevocably to the jurisdiction of such courts.

15.4.
Successors and Assigns; Assignment. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the Parties hereto. None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred without the prior consent in writing of each Party to this Agreement, except as set forth in Section 11 above.

15.5.
Entire Agreement; Amendment and Waiver. This Agreement and the Schedules hereto constitute the full and entire understanding and agreement between the Parties with regard to the subject matters hereof and thereof and supersedes in full the Registration Rights Agreement. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of all of the Parties to this Agreement.

15.6.
Notices, etc. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such Party below (or to such other address or facsimile telephone number as such Party shall have specified in a written notice given to the other Parties hereto):

if to the Company:
CAMTEK LTD.
Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Ha’Emek 23150
Israel
Fax: 972-4-644-0523
Attention: Rafi Amit

if to Priortech:
PRIORTECH LTD.
P.O. Box 631
Migdal Ha’Emek 23105
Israel
Fax: 972-4-654-4322
Attention: Yotam Stern

If to Chroma:
CHROMA ATE INC.
No. 66, Hwa Ya 1 Rd.
Guishan District
Taoyuan City 333, Taiwan
Attention: Lawrence Wu
Email: lawrence.wu@chroma.com.tw

 or such other address with respect to a Party as such Party shall notify each other Party in writing as above provided. Any notice sent in accordance with this Section 15.6 shall be effective (i) if mailed, five (5) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via telecopier, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt.

15.7.
Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any Party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

15.8.
Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

15.9.
Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the Parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

In Witness Whereof, the Parties hereto have executed this Agreement as of the date set forth above.

Camtek Ltd.	Priortech Ltd.	Chroma ATE Inc.
Name: _____________ Title: _____________	Name: _____________ Title: _____________	Name: _____________ Title: _____________

Exhibit B

Executives & Directors Compensation Policy

I.	Overview

1.	Definitions

Company	CAMTEK LTD.
Law	The Israeli Companies Law, 5759-1999, and any regulations promulgated under it, as amended from time to time.
Compensation Committee	A committee satisfying the requirements of section 118A of the Law.
Office Holder
Director, CEO, Executive-Vice-President, any person filling any of these positions in a company even if he holds a different title, and any other excutive  subordinate to the CEO, all as defined in section 1 of the Law.

Executive	Office Holder, exculding a director.
Terms of Office and Employment
Terms of office or employment of an Executive or a Director, including the grant of an exemption, an undertaking to indemnify, indemnification or insurance, Separation Package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in the Law.

Total Cash Compensation	The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and (ii) the On Target Cash Plan.
Equity Value
The value of the total annual Equity Based Components, valued using the same methodology utilized in the Company's financial statements. [In the event that the equity grant shall not be on a yearly basis, the term Equity Value shall reflect the portion of the grant in each year (i.e the total equity grant value, divided by the number of years for between grants).

Total Compesation	The Total Cash Compensation and Equity Value.

2.	Policy Global Guidelines

2.1.
Our Company provides automated solutions dedicated for enhancing production processes and yield in semiconductor fabrication and packaging and printed circuit board and IC substrates industries. Our Company's innovations have made it a technological leader in dozens of countries around the world.

2.2.	Our vision and business strategy is directed towards growth, profitability, innovation, success in future goals, all with a long term perspective.

2.3.
The Company’s success in fulfilling its long term vision and strategy is much reliant on the excellence of its human resources through all levels. Thus, we believe that the company’s ability to achieve its goals requires us to recruit, motivate and retain high quality and experienced leadership team and directors.

2.4.
Therefore, we believe in creating a comprehensive, customized compensation policy for our Office Holders (the "Policy"), which shall enable us to attract and retain highly qualified Executives. Moreover, the Policy shall motivate our Executives to achieve ongoing targeted results in addition to a high level business performance in the long term, all, without encouraging excessive risk taking.

The Policy is intended to align between the importance of incentivizing Office Holders to reach personal targets and the need to assure that the overall compensation meets our Company's long term strategic performance and financial objectives.

2.5.
The policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility, to tailor each of our Executive's compensation package based, among others, on geography, tasks, role, seniority, and capability.

2.6.	The Policy shall provide the Board of Directors with guidelines as to exercising its discretion under the Company’s equity plans.

2.7.	The Policy is guided by the applicable principles set forth in the Law.

3.	Principles of the Policy

3.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders' compensation.

3.2.
The Policy shall be reviewed from time to time by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable laws and regulations as well as market practices, and its conformity with the Company’s targets and strategy. As part of this review, the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of its goals, considering the implementation of the Policy by the Company during previous years.

3.3.
Any proposed amendment to the Policy shall be brought up to the approval of the Shareholders of the Company and the Policy as a whole shall be re-approved by the Shareholders of the Company at least every three years, or as otherwise required by Law.

3.4.
The approval procedures of Terms of Office and Employment as well as back-up data shall be documented in detail and such documentation shall be kept in the Company’s offices for at least seven years following approval.

3.5.	The compensation of each Office Holder shall be taxed and subject to mandatory or customary deductions and withholdings, in accordance with the applicable local laws.

3.6.
The Company's CEO shall be entitled to approve non-material changes (i.e. not exceeding 5% of the aggregate value of the Total Cash Compensation for such calendar year) in the Terms of Office and Employment of Executives subordinate to the CEO, without seeking the approval of the Compensation Committee.

II.	Executive Compensation

1.
When examining and approving the Executives' Terms of Office and Employment, the Compensation Committee and Board members shall review the following factors, and shall include them in their considerations and reasoning:

1.1.	Executive’s education, skills, expertise, professional experience and specific achievements.

1.2.	Executive’s role and scope of responsibilities and in accordance with the location in which such Executive is placed.

1.3.	Executive’s previous compensation.

1.4.	The Company’s performance and general market conditions.

1.5.
The ratio between Executive’s compensation, including all components of the Executive’s Terms of Office and Employment, and the compensation (including all components thereof) of the Company’s employees, in particular with regard to the average and median ratios, and the effect of such ratio on work relations inside the Company as defined by the Law.

1.6.
Comparative information, as applicable, as to former Executives in the same position or similar positions, as to other positions with similar scopes of responsibilities inside the Company, and as to Executives in peer companies globally spread. The peer group shall include not less than 10 companies similar in parameters such as, among others, revenue, market cap, field of operation, annual income, number of employees, country of operation etc'. The comparative information, as applicable, shall address the base salary, target cash incentives and equity and will rely, as much as possible, on reputable industry surveys.

2.	The compensation of each Executive shall be composed of, some or all, of the following components:

i.	Fixed components, which shall include, among others: base salary and benefits as may be customary under local customs.

ii.	Variable components, which may include: cash incentives and equity based compensation.

iii.	Separation package;

iv.	Directors & Officers (D&O) Insurance, indemnification; and

v.	Other components, which may include: change in control, relocation benefits, leave of absence, etc.

3.
Our philosophy is that our Executives’ compensation mix shall comprise of, some or all, of the following components: annual base salary, performance-based cash incentives and long-term equity based compensation,  all in accordance with the position and responsibilities of each Executive, and taking into account the purposes of each component, as presented in the following table:

Compensation Component	Purpose	Compensation Objective Achieved

Annual base salary	Provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, past experience inside and outside the Company and comparative information.	• Individual role, scope and capability based compensation • Market competitiveness in attracting Executives.

Performance-based cash incentive compensation	Motivate and incentivize individual towards reaching Company, business unit and individual's periodical and long-term goals and targets.	• Reward periodical accomplishments • Align Executive’ objectives with Company, business unit and individual's objectives • Market competitiveness in attracting Executives.

Long-term equity-based Compensation	Align the interests of the individual with the Shareholders of the Company, by creating a correlation between the Company’s success and the value of the individual holdings	• Company performance based compensation • Reward long-term objectives • Align individual's objectives with shareholders’ objectives

4.	The compensation package shall be reviewed with each Executive as may be required from time to time, but at least once every three years.

Fixed compensation

5.	Base Salary:

5.1.
The base salary is intended to provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, and past experience inside and outside the Company.

5.2.
The Company shall determine the Company's comparative peer groups as set forth above, such that the base salary of each Executive shall be determined, among others, based on a comparison to such benchmark.

5.3.
Our Compensation Committee and Board of Directors may determine, from time to time, the target percentile, and/or range of precentiles, that our Executives' base salary shall meet, with respect to the peer group companies as aforesaid.

5.4.
The annual base salary for each Executive shall be determined by our Compensation Committee and Board of Directors, but in no event shall exceed: (i) with respect to the CEO- USD 350,000; and (ii) with respect to other Executives- USD 220,000.

5.5.	The value of the annual base salary in the compensation of each of our Executives shall be designed, not to be more than 70 % of such Executive's Total Compensation.

6.	Benefits

6.1.	Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as:

6.1.1.	Pension plan/ Executive insurance as customary in each territory.

6.1.2.
Benefits which may be offered as part of the general employee benefits package (such as, in Israel: Private medical insurance, disability and life insurance, transportation (including Company car, a Company's leased car or transportation allowance)[2] - fully covered by the company including any tax gross up) communication & media, Israeli education fund, etc.) in accordance with the local practice of the Company.

6.1.3.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), in accordance with local standards and practices.

6.1.4.
An Executive may be entitled to vacation days (or redemption thereof), in correlation with the Executive’s seniority and position in the Company (generaly up to 25 days annualy), subject to the minimum vacation days requirements per country of employmentas well as  the local national holidays.

6.1.5.	Additional benefits, which their aggregate value for each of our Executives shall not exceed 10% of such Executive's annual base salary (excluding with respect to relocation).

7.	Variable Components

7.1.
When determining the variable components as part of an Executive's compensation package, the contribution of the Executive to the achievement of the Company and business unit's goals, revenues, profitability and other key performance indicators ("KPIs") shall be considered, taking into account the Company and the business unit’s long term perspective and the Executive’s position.

7.2.
Variable compensation components shall be comprised of cash components which shall be mostly based on measurable criteria and on equity components, all taking into consideration a long term perspective.

7.3.	The Board of Directors shall have the discretion to reduce or cancel any cash incentive.

8.	Cash Incentives

8.1.	Variable Cash Incentive Plan

8.1.1.
The cash incentive plan is an incentive cash payments to the Executives that vary based on the Company and business unit’s performance and on their individual performanceand contribution of the Executive to the Company.

8.1.2.
For each calendar year, our Compensation Committee and Board of Directors shall adopt a cash incentive plan (the "Cash Plan") which will set forth, for each Executive,  targets which form such Executive's on target Cash payment, (which shall be referred to as the “On Target Cash Plan”), and the rules or formula for calculation of the Cash Plan payment once actual achievements are known.

8.1.3.
The Compensation committee and Board of Directors may include in the Cash Plan predetermined thresholds, caps, multipliers, accelerators and deccelerators to corelate an Executive’s Cash Plan payments with actual achievements.

2 In this case such payment shall be added to the Executive's base salary and shall affect the cap specified in section 6 above accordingly.

8.1.4.
The On Target Cash Plan of each Executive shall be calculated based on such Executive’s base salary, and shall not exceed: (i) with respect to the CEO- 9 monthly base salaries; and (ii) with respect to other Executives- ~~4~~ 6 monthly base salaries.

8.1.5.
The annual Cash Plan payment for each Executive in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed: (i) with respect to the CEO- 13.5 monthly base salaries; and (ii) with respect to other Executives- ~~6~~ 9 monthly base salaries.

8.1.6.
In the event that in a given year the Company's NON GAAP Net Profit shall be less than US$4,500,000, (or a higher amount in the event determined so by the Board in a given year) - no annual Cash Plan payment shall be paid to Executives.

8.1.7.
At least 50% of the targets shall be measurable. Such targets may be with respect to Company, business unit and individual level and may include, among others, one or more of the following, with respect to the Executive:

•	Company's/ business unit's Revenues

•	Company's/ business unit's Operating Income

•	Pre-tax profits above previous fiscal year

•	Company's/ business unit's Bookings

•	Collection

•	Customer satisfaction

•	KPIs

•	EPS

All financial targets mentioned above may use either GAAP or NON-GAAP measurements.

A portion of up to 50% of the targets may be based on non-measurable criteria, provided however that with respect to the CEO such portion shall not exceed 3 monthly base salaries of the CEO. Such non-measurable criteria will be concluded, among others, by assessing the Executive's performance during the year, the contribution of the Executive to the achievement of the Company's goals, evaluation of the Executive by the CEO/Board of Directors, as relevant.

8.1.8.
The targets, as well as their weight and cap, shall be determined in accordance with the Executive’s position, the Executive’s individual roles, and the Company and business unit’s long term and short term targets. The measurable targets shall include at least two financial targets, one of which shall be the Company's NON GAAP Net Profit, together weighing at least: (i) 50% of the On Target Cash Plan for headquarters Executives (such as CFO, VP Operations, VP HR etc.) and (ii)  40% of the On Target Cash Plan of other Executives (such as, business unit VP etc).

With respect to an Executive managing a business unit - at least 30% of the On Target Cash Plan shall be measurable target based on such Executive's unit and personal targets

8.1.9.
 The Board of Directors shall be authorized, under circumstances it deems exceptional, when the Company's targets are amended during a particular year, to determine whether, and in which manner, such amendment shall apply to the On Target Cash Plan Adjustment to the Company and/or business unit objective targets may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

8.2.	Change In Control Cash Payment

Our Compensation Committee and Board of Directors shall be authorized to grant an Executive, in connection with an event of a change in control   a cash payment of up to 6 monthly base salaries of such Executive.

9.	Equity Based Compensation

9.1.
The Company shall grant its Executives, from time to time, equity based compensation, which may include any type of equity, including without limitation, any type of shares, options, restricted share units (RSUs), share appreciation rights, restricted shares or other shares based awards (“Equity Based Components”), under any existing or future equity plan (as may be adopted by the Company), and subject to any applicable law.

9.2.	The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

9.3.
When determining grants of Equity Based Components to Executives, the Compensation Committee and the Board of Directors shall take into account the interests of the Company’s investors and the effect of such grants on the dilution of its shareholders.

9.4.
Our equity based components shall be in accordance with and subject to the terms of our existing or future equity plan and shall vest in installments, throughout a period which shall not be shorter than 3 years with at least a 1 year cliff taking into account adequate incentives in a long term perspective.

9.5.	In the event of a change in control, unvested options may be accelerated as determined by the Board of Directors and the governing equity plan.

9.6.	The total yearly Equity Value at the time of grant with respect to any Executive shall not exceed 100% of such Executive's annual base salary

9.7.	The Company shall balance the mixture of Equity Based Components taking into account the importance of motivating its Executives as well as its shareholders’ interest in limiting dilution.

10.	Separation Package

10.1.
The following criteria shall be taken into consideration when determining Separation Package: the duration of employment of the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

10.2.
As a guideline, the notice period for the termination of an Executive shall not exceed three months (or payment in lieu of such notice). In special circumstances, our Compensation Committee and Board of Directors shall be authorized to increase the notice period (or the payment in lieu such notice) by up to additional 3 months.

10.3.
Other than payments required under any applicable law, local practices, vesting of outstanding options, transfer or release of pension funds, manager's insurance policies, etc. - the maximum Separation Package of each Executive shall not exceed the value of a onetime Total Cash Compensation of such Executive's. Separation Package shall include any payment and/or benefit paid to an Executive in connection with such Executive's separation, all as defined in section 1 of the Law.

11.	Others

11.1.
Relocation– additional compensation pursuant to local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance, car or transportation allowance, home leave visit, participation in children tuition fee etc., all as reasonable and customary for the relocated country and in accordance with the Company's relocation practices, approved by the Compensation Committee and Board of Directors.

11.2.
Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem to be required under special circumstances or in case of an exceptional contribution to the Company, including in cases of retention or attraction of an Executive, the grant of a onetime cash incentive, of up to 50% the Executive's annual base salary.

12.	Clawback Policy

12.1.
In the event of a restatement of the Company’s financial results, we shall seek reimbursement from our Office Holders of, and the Office Holder shall be required to repay to us any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-year period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform to the current year presentation, or discretionary accounting changes.

12.2.
Our Compensation Committee and Board of Directors shall not be authorized to seek recovery to the extent that (i) to do so would be unreasonable or impracticable or; (ii) there is low likelihood of success under governing law versus the cost and effort involved;.

III.	Director Remuneration:

Our non-executive directors may be entitled to remuneration composed of cash compensation which includes annual fee and meeting participartion fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

In setting the compensation of our non-executive Directors, the Compensation Committee shall consider, among others, parameters it deems necessary in order to attract and retain highly skilled and experienced Directors.

1.	Cash Compensation:

1.1.	The Company’s non-executive (non- controlling) directors shall be entitled to receive an equal cash fee per year and per meeting in accordance with the amounts set forth in the Law.

1.2.	The Company's non-executive Chairman of the Board of Directors shall be entitled to receive (i) an annual base salary which shall in no event exceed US$250,000.

1.3.
The On Target Cash Plan of the Company's non-executive Chairman of the Board of Directors shall not to exceed two thirds of the Company's non-executive Chairman's annual base salary. The annual Cash incentive actually paid to the Company's non-executive Chairman of the Board of Directors in a given year shall not exceed 80% the non-executive's Chairman's annual base salary.

1.4.
Company’s non-executive directors shall be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any Committees of the Board of Directors, all in accordance with the Law.

2.	Equity Based Compensation

2.1.
Each of the Company’s non-executive (non- controlling) directors may be entitled to receive equity based compensation per year, which shall be approved by the shareholders of the Company, in accordance with applicable law which value shall not exceed USD 30,000.

2.2.
The Company's non-executive Chairman of the Board of Directors shall be entitled to receive equity based compensation which total annual Equity Value at the time of grant, shall not exceed, 40% of his of his annual base salary.

2.3.	The equity based compensation of each of the Company’s non-executive directors shall vest in quarterly installments.

2.4.	Equity based compensation granted to our non-executive directors shall be granted under the existing or future equity plan of the Company.

3.	Outside Directors' Compensation:

3.1.	The compensation of our outside directors shall be determined and capped in accordance with the fixed and maximum annual and participation fees specified in the Law.

IV.	Indemnification, Insurance and Exemption

1.
The Office Holders shall be entitled to the same directors and officer’s indemnification and exemption of up to the maximum amount permitted by law, directors and officer’s liability insurance as shall be approved at the Compensetion Committee, the Board of Directors and our shareholders , all in accordance with any applicable law and the Company’s articles of association.

2.
We shall be authorize to provide our directors and officers with a liability insurance policy which aggregate coverage of $30,000,000, plus 20% additional coverage for claims-related costs, and the premium shall be up to US$210,000.

3.
Our Compensation Committee shall be authorized to increase the coverage purchased, and/or the premium paid for such policies, by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders' approval, if and to the extent permitted under the Law.

V.	General

1.
The Compensation Committee and our Board of Directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this Policy, and such deviation shall be deemed to be in alignment with this Policy.

2.
This Policy is set as guidance for the Company's relevant organs, with respect to matters involving the compensation of its Office Holders, and is not intended to, and shall not confer upon any of the Office Holders, any rights with respect to the Company.

FORM OF PROXY CARD

CAMTEK LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 3, 2019

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Messrs. Rafi Amit and Moshe Eisenberg or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this Proxy, all of the Ordinary Shares of Camtek Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 6:00 p.m. on Monday, June 3, 2019 at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, and any adjournment or postponement thereof (the "Meeting").

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S), IF SUCH DIRECTION IS MADE BY THE SHAREHOLDER. IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CAMTEK LTD.

June 3, 2019

Please date, sign and mail your proxy card in the envelope provided as soon as possible

_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS NO. 1, 2, 3, AND 4
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

	FOR	AGAINST	ABSTAIN
1.     Approval of agreements signed on February 11, 2019 between the Company and Chroma, including: (a) a private placement of 1,700,000 Ordinary Shares, pursuant to the terms of a share purchase agreement signed between the Company and Chroma; (b) a technological cooperation agreement signed between the Company and Chroma; and (c) an amended and restated registration rights agreement signed between Chroma, the Company and Priortech; AND in connection with the above-mentioned transaction with Chroma, approval of: (i) the appointment of two (2) Chroma nominees to the Company's Board of Directors; and (ii) the appointment of Mr. Rafi Amit as Chairman of the Board of Directors, while continuing to assume CEO's responsibilities.

	☐	☐	☐
Do you have a "personal interest" in this item 1?
Under the Companies Law, in general, a person is deemed to have a personal interest if any member of his or her immediate family, or the immediate family of its spouse, has a personal interest in the adoption of the proposal; or if a company, other than Camtek, that is affiliated with such person, has a personal interest in the adoption of the proposal.

        Please note - you do not have a personal interest in the adoption of this proposal just because you own our shares.
        For further information regarding "personal interest", please see the explanation under Item 1 of the Proxy Statement.

        PLEASE NOTE THAT IT IS HIGHLY UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN THIS ITEM 1.

	YES	NO
2. Re-election of five (5) directors to serve as directors of the Company until the conclusion of the 2020 annual general meeting of shareholders.

2.1. Rafi Amit	☐	☐	☐
2.2. Yotam Stern	☐	☐	☐
2.3. Eran Bendoly	☐	☐	☐
2.4. Moty Ben-Arie	☐	☐	☐
2.5. Chezy Ofir	☐	☐	☐
3. Approval of certain amendments to the Company’s Compensation Policy	☐	☐	☐
        Do you have a "personal interest" in this item 3?
        [Please find explanation regarding "personal interest" under item 1 above].

        PLEASE NOTE THAT IT IS HIGHLY UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN THIS ITEM 3.

	YES	NO
4.     Re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor for the fiscal year ending December 31, 2019 and until the 2020 annual general meeting of shareholders, and authorization of the Company’s Board of Directors to set the annual compensation of the independent auditor, at the Audit Committee’s recommendation, in accordance with the volume and nature of its services.

	☐	☐	☐
        Are you a "controlling shareholder"?
Under the Companies Law, in general, a person will be deemed to be a "controlling shareholder" if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

        PLEASE NOTE THAT IT IS HIGHLY UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER.
	YES	NO

To change the address on your account, please check the box at right and indicate your new address. ☐
Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder                               Date

Signature of Shareholder                               Date

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.